Exhibit 99.1

St. John's, NL – April 8, 2026

FORTIS INC. TO HOLD TELECONFERENCE AND

WEBCAST ON MAY 6 TO DISCUSS FIRST QUARTER 2026

RESULTS AND HOLD ANNUAL MEETING ON MAY 7

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its first quarter 2026 financial results on Wednesday, May 6, 2026. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required. Alternatively, individuals may pre-register for the call via the Corporation’s website, www.fortisinc.com/investors/events-and-presentations. Upon registering, individuals will receive a calendar invite by email with dial in details and a unique access code enabling them to bypass the teleconference operator queue. Registration will remain open until the end of the teleconference.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until June 6, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 7228296#.

Fortis will hold its 2026 Annual Meeting of Shareholders on Thursday, May 7, 2026 at 9:00 a.m. (Eastern), 10:30 a.m. (Newfoundland), in-person and online. Shareholders can attend the meeting in person at the Fortis Energy Centre, 5 Springdale Street, 4th floor, St. John's, NL. A link to the virtual platform and how to participate will be available on the Corporation's website, www.fortisinc.com/investors/events-and-presentations/2026-annual-meeting. Participants will be able to submit questions for management during the Q&A portion of the webcast.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $75 billion as at December 31, 2025. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Caribbean.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com